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JUPITERS LIMITED
ABN 78 010 741 045
Level 9, Niecon Tower
17 Victoria Avenue
PO Box 1400
Broadbeach QLD 4218
Australia
Telephone 07 5584 8900
Facsimile 07 5538 6315


15 August 2003





                         JUPITERS LIMITED FINAL DIVIDEND
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                           FOR YEAR ENDED 30 JUNE 2003
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Jupiters Limited confirms that the final dividend for the year ended 30 June
2003 of 12 cents per ordinary share, fully franked, is payable on Friday, 26 September 2003.

The Company also confirms that, as announced previously, the dividend reinvestment plan has been suspended.



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